

09055629

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NO.
8-67741

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/08____ AND ENDING____12/31/08____

mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STRATEGIC MARKETING SOLUTIONS LTD., LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

591 REDWOOD HIGHWAY, SUITE 2310

(No and Street)

MILL VALLEY,	CALIFORNIA	94941
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA TER HEUN	(415) 389-8908
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants

(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED

MAR 1 3 2009

THOMSON REUTERS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 5 2009

BRANCH OF REGISTRATIONS
AND
02   EXAMINATIONS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **PATRICIA TER HEUN,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **STRATEGIC MARKETING SOLUTIONS LTD., LLC** as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

JUDITH F. EDGHILL
Commission # 1801434
Notary Public - California
Marin County
My Comm. Expires Jun 13, 2012

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Strategic Marketing Solutions Ltd., LLC

Table of Contents

675 Ygnacio Valley Road, Suite B-213   (925) 933-2626
Walnut Creek, California 94596   Fax (925) 944-6333

Independent Auditor's Report

Member
Strategic Marketing Solutions Ltd., LLC
Mill Valley, California

We have audited the accompanying statement of financial condition of Strategic Marketing Solutions Ltd., LLC (the Company) as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategic Marketing Solutions Ltd., LLC at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 17, 2009

Strategic Marketing Solutions Ltd., LLC

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	128,101
Accounts receivable		511,084
Prepaid expenses		135
Total assets	$	639,320

Liabilities and Member's Equity

Accrued expenses	$	9,950
Member's equity		629,370
Total liabilities and member's equity	$	639,320

See independent auditor's report and accompanying notes.

Strategic Marketing Solutions Ltd., LLC

Statement of Income

For the Year Ended December 31, 2008

Revenues:		
Fee income	$	548,000
Consulting income		375,000
Interest income		270
Total income		923,270
Expenses:		
Professional fees		28,630
Regulatory fees		700
Other operating expenses		4,855
Total expenses		34,185
Income before taxes		889,085
State taxes		800
Net income	$	888,285

Strategic Marketing Solutions Ltd., LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2008

Member's Equity at January 1, 2008	$	15,335
Distributions		(274,250)
Net income		888,285
Member's Equity at December 31, 2008	$	629,370

See independent auditor's report and accompanying notes.

Strategic Marketing Solutions Ltd., LLC

Statement of Cash Flows

For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
    Net income $ 888,285
    Adjustments to reconcile net income to net
    cash provided (used) by operating activities:

      (Increase) decrease in:
        Accounts receivable   (511,084)
        Prepaid expenses and other assets   (135)

      Increase (decrease) in:
        Accrued expenses   9,950
Net cash provided (used) by operating activities   387,016

CASH FLOWS FROM FINANCING ACTIVITIES
    Distributions   (274,250)

Net increase (decrease) in cash and cash equivalents   112,766
Cash and cash equivalents, beginning of year   15,335
Cash and cash equivalents, end of year $ 128,101

SUPPLEMENTAL DISCLOSURES
    Taxes paid $ 800

See independent auditor's report and accompanying notes.

Strategic Marketing Solutions Ltd., LLC

Notes to the Financial Statements

December 31, 2008

(1) <u>Organization</u>

Strategic Marketing Solutions Ltd., LLC (the Company) was organized as a California limited liability company in September 2007 and was accepted as a member of the Financial Industry Regulation Authority on January 23, 2008. The Company is a full service marketing consulting firm specializing in raising capital for private equity fund managers from institutional investors.

(2) <u>Summary of Significant Accounting Policies</u>

<u>Consulting and Fee Income</u>
Revenue is recognized when earned either by a consulting contract or the success of a predetermined specified event and the income is reasonably determinable.

<u>Cash and Cash Equivalents</u>
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

<u>Accounts Receivable</u>
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

<u>Use of Estimates</u>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

(2)   <u>Summary of Significant Accounting Policies</u> (continued)

<u>Income Taxes</u>
The Company, a single member limited liability company, passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and the California LLC fee of $2,500 that is based on gross revenue.

The Company has elected to defer the provisions of FIN 48, Accounting for Uncertainty in Come Taxes, under the provisions of FSP FIN 48-3. The Company uses a FAS 5, Loss Contingencies, approach for evaluating uncertain tax positions. They continually evaluate expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

(3)   <u>Net Capital Requirements</u>

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined. At December 31, 2008, the Company's net capital was $116,385 which exceeded the requirement by $111,385.

(4)   <u>Risk Concentrations</u>

Due to the nature of the capital raising and consulting business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 80% of revenue was generated from two customers.

(5)   <u>Related Party Transaction</u>

Strategic Marketing Solutions (SMS) is a company under common ownership. SMS provides office space and pays most overhead expenses for the Company. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

SUPPLEMENTAL INFORMATION

Strategic Marketing Solutions Ltd., LLC

Schedule I
Computation of Net Capital under Rule 15c3-1 of
the Securities and Exchange Commission

As of December 31, 2008

Net Capital		
Total member's equity qualified for net capital		$ 629,370
Less: Non-allowable assets		
Accounts receivable	511,084	
Prepaid expenses and other assets	135	
Total non-allowable assets		511,219
Net capital before haircuts		118,151
Haircut on money market funds		1,766
Net capital		116,385
Net minimum capital requirement of 12.50% of aggregate indebtedness of $9,950 or $5,000, whichever is greater		5,000
Excess net capital		$ 111,385

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5 as of December 31, 2008)

There were no material differences noted in the Company's net capital computation
at December 31, 2008.

Strategic Marketing Solutions Ltd., LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended December 31, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control
Requirements Under Rule 15c3-3

For the Year Ended December 31, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Member
Strategic Marketing Solutions Ltd., LLC
Mill Valley, CA

In planning and performing our audit of the financial statements and supplemental schedules of Strategic Marketing Solutions Ltd., LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2008, and this report does not affect our report thereon dated February 17, 2009.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 17, 2009

14

END